Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
September 19, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	John Reynolds, Esq. Assistant Director Office of Mergers and Acquisitions

RE:	Anheuser-Busch Companies, Inc. Preliminary Proxy Statement on Schedule 14A Filed on August 15, 2008
Dear Mr. Reynolds:
               On behalf of Anheuser-Busch Companies, Inc. (“Anheuser-Busch”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 12, 2008 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Anheuser-Busch on August 15, 2008. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.
               Concurrently with the filing of this letter, Anheuser-Busch is filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes deemed necessary or appropriate by

John Reynolds, Esq.
September 19, 2008

Anheuser-Busch. References to page numbers below (other than with respect to the Staff’s comments in italics) are to the applicable pages of Amendment No. 1 to the Proxy Statement.
The Merger, page 20
Opinion of Goldman, Sachs & Co., page 30
Opinion of Citigroup Global Markets Inc., page 36
1.	We note that the descriptions in the proxy statement regarding the material relationships between your financial advisors and you do not provide a narrative and quantitative description of the fees paid or to be paid to the financial advisors and their affiliates by you and your affiliates. Please revise the proxy statement to provide such disclosures.

Response: With respect to Goldman Sachs, Anheuser-Busch has revised its disclosure on page 36 of the Proxy Statement to include additional narrative description regarding the scope of Goldman Sachs’ engagement as financial advisor and has provided a narrative and quantitative description of the fees paid by Anheuser-Busch and its affiliates to Goldman Sachs during the past two years for services unrelated to the merger.

With respect to Citi, Anheuser-Busch amended the disclosure on pages 41 and 42 of the Proxy Statement to include additional narrative and quantitative description of the fees paid by Anheuser-Busch and its affiliates to Citi since January 1, 2006 for services unrelated to the merger.
Opinion of Goldman, Sachs & Co., page 30
2.	Please revise the selected transactions analysis to provide a narrative discussion following the tables on page 33 indicating how the company compared to the selected transactions.

Response: Anheuser-Busch has revised its disclosure on page 33 of the Proxy Statement to include a narrative discussion following the first two tables on page 33 indicating how the company compared to the selected transactions in accordance with the Staff’s comments. Additionally, Anheuser-Busch has revised the language to the lead-in to the third chart on page 33 of the Proxy Statement to more clearly emphasize that Goldman Sachs did not rely for the purposes of its fairness analysis on the information presented in such chart.

3.	Please clarify how the discount rates were determined, as used in both the present value of future share price analysis and the illustrative discounted cash flow analysis. This comment is also applicable to the discounted cash flow analysis from Citigroup on page 41.

John Reynolds, Esq.
September 19, 2008

Response: In accordance with the Staff’s comments, with respect to Goldman Sachs, Anheuser-Busch has revised its disclosure to include additional disclosure regarding the discount rates used by Goldman Sachs’ in connection with its present value of future share price analysis on page 34 of the Proxy Statement and discounted cash flow analysis on pages 34 and 35 of the Proxy Statement.

With respect to Citi, Anheuser-Busch respectfully notes to the Staff that Anheuser-Busch’s existing disclosure on page 41 of the Proxy Statement (which is restated below) discloses Citi’s basis for determining the discount rates used for its discounted cash flow analysis:

“The cash flows and terminal values were then discounted to present value using discount rates ranging from 7.25% to 7.75%, which range was derived utilizing a weighted average cost of capital analysis based on certain financial metrics, and taking into account market volatility, for Anheuser-Busch and selected global brewing companies.”

4.	We note that a portion of the fees to be paid to Goldman Sachs are contingent upon the successful completion of the transaction. Please clearly disclose the portion of these payments that are contingent.

Response: Anheuser-Busch has revised its disclosure on page 36 of the Proxy Statement to include additional disclosure regarding the contingent nature of the fees payable to Goldman Sachs in connection with the transaction.

5.	Please disclose the material relationships between Goldman Sachs and InBev and its affiliates. We note the disclosure in the second paragraph of the fairness opinion. This comment is also applicable to Citigroup. We note the disclosure in the first full paragraph on page C-2 of the fairness opinion.

Response: In accordance with the Staff’s comments, with respect to Goldman Sachs, Anheuser-Busch has revised its disclosure on page 36 of the Proxy Statement to include additional disclosure regarding relationships between Goldman Sachs and InBev and its affiliates. The disclosure was amended, with the consent of InBev, to disclose two additional ordinary course, non-public hedging transactions that are not material. As a result of this disclosure, all engagements by InBev of Goldman Sachs in the past two years for investment banking and other financial advisory services for which Goldman Sachs has received fees from InBev and its affiliates are now disclosed.

Anheuser-Busch’s existing disclosure on pages 41 and 42 of the Proxy Statement discloses all material relationships between Citi and InBev and its affiliates within the past two years.
Financing of the Merger, page 43
6.	Please provide us with a copy of the debt agreements, as referenced on page 43.

John Reynolds, Esq.
September 19, 2008

Response: In accordance with the Staff’s request, we have delivered to the Staff, on a supplemental basis, copies of (i) the US$45,000,000,000 Senior Facilities Agreement, dated as of July 12, 2008, as amended as of July 23, 2008, August 21, 2008 and September 3, 2008, for InBev and InBev Worldwide S.A.R.L., arranged by Banco Santander, S.A., Barclays Capital, BNP Paribas, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank N.V., J.P. Morgan PLC, Mizuho Corporate Bank, LTD., the Bank of Tokyo-Mitsubishi UFJ, LTD. and The Royal Bank of Scotland PLC, as Mandated Lead Arrangers and Bookrunners, and Fortis Bank SA/NV, acting as Agent and Issuing Bank and (ii) US$5,600,000,000 Bridge Facility Agreement, dated as of July 12, 2008, as amended and increased to US$9,800,000,000 as of July 23, 2008 for InBev, and as further amended on September 3, 2008, arranged by Banco Santander, S.A., BNP Paribas, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank N.V., J.P. Morgan PLC and The Royal Bank of Scotland PLC, as Mandated Lead Arrangers and Fortis Bank SA/NV, acting as Agent.
Interests of Anheuser-Busch’s Directors and Executive Officers in the Merger, page 44
7.	Please provide the information in this section for each person who has been an executive officer during the last fiscal year, as required by Item 5(a)(1) of Schedule 14-A. We note that you have aggregated much of the information for 13 executive officers.

Response: Anheuser-Busch has revised its disclosure on pages 45, 46, 47, 48, 49, 50 and 51 of the Proxy Statement to include the requested disclosure for each person who has been an executive officer during the last fiscal year, as required by Item 5(a)(1) of Schedule 14-A.
* * *
               If you have any questions with respect to the foregoing, please contact me at (212) 735-7886 or Paul Schnell at (212) 735-2322.
Very truly yours,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Damon Colbert, Esq. Pamela Howell, Esq.